UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. 7)*

                         CB RICHARD ELLIS GROUP, INC.
                  ------------------------------------------
                               (Name of Issuer)

                      CLASS A COMMON STOCK, $0.01 par value
                      -------------------------------------
                         (Title of Class of Securities)

                                  12497T101
                                  ---------
                               (CUSIP Number)

                              Gregory D. Hitchan
                          Blum Capital Partners, L.P.
                        909 Montgomery Street, Suite 400
                            San Francisco, CA 94133
                                (415) 434-1111
                             -------------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              November 12, 2008
                              -----------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 16

CUSIP NO. 12497T101            SCHEDULE 13D                      Page 2 of 16

-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                     BLUM CAPITAL PARTNERS, L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-3205364
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [x]
                                                                     (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                          California

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                      38,285,443**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                 38,285,443**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,285,443**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               14.6%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                          PN, IA

-----------------------------------------------------------------------------
** See Item 5

                                  * * * * * *


CUSIP NO. 12497T101            SCHEDULE 13D                      Page 3 of 16

-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON              RICHARD C. BLUM & ASSOCIATES, INC.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON             94-2967812
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY
-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3
-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                          California

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                      38,285,443**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                 38,285,443**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,285,443**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               14.6%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                              CO

-----------------------------------------------------------------------------
** See Item 5

                                  * * * * * *


CUSIP NO. 12497T101            SCHEDULE 13D                      Page 4 of 16

-----------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON                        BLUM STRATEGIC GP, L.L.C.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3303831
-----------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                     (b) [x]
-----------------------------------------------------------------------------
3.  SEC USE ONLY

-----------------------------------------------------------------------------
4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
  7.  SOLE VOTING POWER                                 -0-

   NUMBER OF      -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                      38,285,443**
   BENEFICIALLY
   OWNED BY EACH  -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                  -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                 38,285,443**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,285,443**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               14.6%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                  OO (Limited Liability Company)

-----------------------------------------------------------------------------
** See Item 5 below

                                  * * * * * *


CUSIP NO. 12497T101            SCHEDULE 13D                      Page 5 of 16

-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                    BLUM STRATEGIC GP II, L.L.C.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-3395150
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                      38,285,443**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                 38,285,443**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,285,443**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               14.6%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                  OO (Limited Liability Company)

-----------------------------------------------------------------------------
** See Item 5 below

                                  * * * * * *


CUSIP NO. 12497T101            SCHEDULE 13D                      Page 6 of 16


-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                   BLUM STRATEGIC GP III, L.L.C.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)     04-3809436
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                      38,285,443**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                 38,285,443**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,285,443**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               14.6%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                  OO (Limited Liability Company)

-----------------------------------------------------------------------------
** See Item 5


                                  * * * * * *



CUSIP NO. 12497T101            SCHEDULE 13D                     Page 7 of 16


-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                     BLUM STRATEGIC GP III, L.P.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)     02-0742606
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                      38,285,443**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                 38,285,443**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,285,443**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               14.6%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                              PN

-----------------------------------------------------------------------------
** See Item 5


                                  * * * * * *



CUSIP NO. 12497T101            SCHEDULE 13D                     Page 8 of 16


-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                    BLUM STRATEGIC GP IV, L.L.C.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)     26-0588693
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                      38,285,443**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                 38,285,443**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,285,443**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               14.6%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                  OO (Limited Liability Company)

-----------------------------------------------------------------------------
** See Item 5


                                  * * * * * *



CUSIP NO. 12497T101            SCHEDULE 13D                     Page 9 of 16


-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                      BLUM STRATEGIC GP IV, L.P.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)     26-0588732
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                      38,285,443**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                 38,285,443**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,285,443**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               14.6%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                              PN

-----------------------------------------------------------------------------
** See Item 5


                                  * * * * * *



CUSIP NO. 12497T101            SCHEDULE 13D                     Page 10 of 16


-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                 SADDLEPOINT PARTNERS GP, L.L.C.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)     83-0424234
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                      38,285,443**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                 38,285,443**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,285,443**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              14.6%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                  OO (Limited Liability Company)

-----------------------------------------------------------------------------
** See Item 5


                                  * * * * * *



CUSIP NO. 12497T101            SCHEDULE 13D                   Page 11 of 16

Item 1. Security and Issuer
----------------------------

This Amendment No. 7 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on August 6, 2008 by Blum Capital Partners, L.P., a California limited partnership ("Blum LP"); and Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."); Blum Strategic GP, L.L.C., a Delaware limited liability company ("Blum GP"); Blum Strategic GP II, L.L.C., a Delaware limited liability company ("Blum GP II"); Blum Strategic Partners II, L.P., a Delaware limited partnership ("Blum Strategic II"); Blum Strategic GP III, L.L.C., a Delaware limited liability company ("Blum GP III"); Blum Strategic GP III, L.P., a Delaware limited partnership ("Blum GP III LP"); Blum Strategic Partners III, L.P., a Delaware limited partnership ("Blum Strategic III"); Blum Strategic GP IV, L.L.C., a Delaware limited liability company ("Blum GP IV"); Blum Strategic GP IV, L.P., a Delaware limited partnership ("Blum GP IV LP") and Saddlepoint Partners GP, L.L.C., a Delaware limited liability company ("Saddlepoint GP") (collectively, the "Reporting Persons").

This amendment relates to shares of Class A Common Stock, $0.01 par value per share (the "Common Stock") of CB Richard Ellis Group, Inc., a Delaware corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 11150 Santa Monica Boulevard, Suite 1600, Los Angeles, California 90025.

The following amendments to the Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D as previously amended.


Item 2. Identity and Background
--------------------------------

There have been no changes to Item 2 since the Schedule 13D Amendment filed on August 6, 2008.


Item 3. Source and Amount of Funds or Other Considerations
-----------------------------------------------------------

There have been no changes to Item 3 since the Schedule 13D Amendment filed on August 6, 2008.


                                  * * * * * *



CUSIP NO. 12497T101            SCHEDULE 13D                   Page 12 of 16

Item 4. Purpose of Transaction
-------------------------------

Item 4 is hereby amended to add the following:

On November 18, 2008, the Issuer completed its sale (the "Public Offering") of shares of Common Stock pursuant to a Registration Statement on Form S-3 filed with the Securities and Exchange Commission on November 10, 2008. The Reporting Persons acquired 10,610,079 shares of Common Stock pursuant to the Public Offering. In connection with the Public Offering, (i) Richard C. Blum and Jane Jin Wen Su, who are both affiliates of the Reporting Persons and directors of the Issuer, and certain of the Reporting Persons executed a lockup agreement, the form of which is attached hereto as Exhibit B, and (ii) certain of the Reporting Persons entered into a Waiver to Securityholders' Agreement, dated as of November 5, 2008 (attached hereto as Exhibit C, the "Waiver"), pursuant to which such Reporting Persons waived certain of their registration rights in connection with the Public Offering.

The information set forth in this Item 4 is qualified in its entirety by reference to the full text of the form of lockup agreement (Exhibit B hereto) and the Waiver (Exhibit C hereto), each of which is incorporated by reference herein in its entirety.


Item 5. Interest in Securities of the Issuer
---------------------------------------------

(a),(b) According to the Issuer's Form 10Q, filed with the Commission on November 10, 2008, there were 204,920,926 shares of Common Stock issued and outstanding as of October 31, 2008, and after taking into account the company's Public Offering on November 18, 2008 of 57,500,000 shares, there are approximately 262,420,926 shares of Common Stock issued and outstanding. Based on such information, after taking into account the transactions described in Item 5(c) below, the Reporting Persons report beneficial ownership of the following shares of Common Stock: (i) 1,538,877 shares of Common Stock held by Blum LP and RCBA Inc. on behalf of the limited partnerships for which Blum LP serves as the general partner, which represents 0.6% of the outstanding shares of the Common Stock; (ii) 9,997,428 shares of Common Stock held by Blum GP on behalf of the limited partnership for which it serves as the general partner, which represents 3.8% of the outstanding shares of the Common Stock; and (iii) 11,852,759 shares of Common Stock held by Blum GP II on behalf of the limited partnership for which it serves as the general partner and on behalf of the limited partnership for which it serves as the managing limited partner, which represents 4.5% of the outstanding shares of the Common Stock; (iv) 6,282,700 shares of Common Stock held by Blum GP III on behalf of the partnerships for which it serves as the general partner, which represents 2.4% of the outstanding shares of Common Stock; (v) 8,212,979 shares of Common Stock held by Blum GP IV on behalf of


                                  * * * * * *



CUSIP NO. 12497T101            SCHEDULE 13D                   Page 13 of 16

the partnerships for which it serves as the general partner, which represents 3.1% of the outstanding shares of CommonStock; (vi) 90,900 shares of Common Stock held by Saddlepoint GP on behalf of a partnership for which it serves as the general partner, which represents less than 0.1% of the outstanding shares of the Common Stock; (vii) 132,400 shares of Common Stock that are legally owned by The Nuclear Decommissioning Trust of Dominion Nuclear Connecticut, Inc. ("Dominion Connecticut"), which represents 0.1% of the outstanding shares of the Common Stock and 132,400 shares of the Common Stock that are legally owned by Virginia Electric and Power Company Qualified Nuclear Decommissioning Trust ("Virginia Electric"), which represents 0.1% of the outstanding shares of the Common Stock (collectively, the "Investment Advisory Clients"), with respect to which Blum LP has voting and investment power.

Each Investment Advisory Client has entered into an investment management agreement with Blum LP, but neither Investment Advisory Client has any contract, arrangement or understanding with the other Investment Advisory Client, or any other Reporting Person, with respect to the acquisition, ownership, disposition or voting of any shares of the Common Stock. Each Investment Advisory Client disclaims membership in a group with any Reporting Person or with the other Investment Advisory Client, and each disclaims beneficial ownership of any shares beneficially owned by the Reporting Persons other than for their own account.

Voting and investment power concerning the above shares are held solely by Blum LP, Blum GP and Blum GP II, Blum GP III, Blum GP IV and Saddlepoint GP. The Reporting Persons therefore may be deemed to be members in a group, in which case the group would be deemed to have beneficial ownership of an aggregate of 38,285,443 shares of the Common Stock, which is 14.6% of the outstanding Common Stock. As the sole general partner of Blum LP, RCBA Inc. is deemed the beneficial owner of the securities over which Blum LP has voting and investment power. The filing of this Schedule shall not be construed as an admission that any of the shareholders, directors or executive officers of RCBA Inc. or the managing members and members of Blum GP, Blum GP II, Blum GP III, Blum GP III LP, Blum GP IV, Blum GP IV LP, or Saddlepoint GP, is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by RCBA Inc., Blum GP, Blum GP II, Blum GP III, Blum GP III LP, Blum GP IV, Blum GP IV LP or Saddlepoint GP.


                                  * * * * * *



CUSIP NO. 12497T101            SCHEDULE 13D                   Page 14 of 16

c) During the last 60 days, the Reporting Persons have purchased the following shares of Common Stock in the open market:

Entity                             Trade Date    Shares    Price/Share
-------                            ----------   --------   -----------
Investment partnerships for        11-12-2008     857,964   3.7700
which Blum LP serves as the
general partner.


Entity                             Trade Date    Shares    Price/Share
-------                            ----------   --------   -----------
For Blum Strategic III for         11-12-2008   4,624,900   3.7700
which Blum GP III LP serves
as the general partner and
for Blum GP III which serves
as the general partner for
Blum GP III LP.


Entity                             Trade Date    Shares    Price/Share
-------                            ----------   --------   -----------
For Blum Strategic IV for          11-12-2008   4,961,615   3.7700
which Blum GP IV LP serves
as the general partner and
for Blum GP IV which serves
as the general partner for
Blum GP IV LP.


 Entity                             Trade Date    Shares    Price/Share
------                             ----------   --------   ------------
The Investment Advisory            11-12-2008     165,600   3.7700
Clients for which Blum LP
serves as investment advisor.


In addition, on November 18, 2008, the Reporting Persons distributed
78,881 shares of Common Stock to a limited partner in one of the limited partnerships for which Blum LP serves as the general partner and transferred 219 shares of Common Stock to Blum LP.


(d) and (e)  Not applicable.


                                 * * * * * *



CUSIP NO. 12497T101            SCHEDULE 13D                   Page 15 of 16


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
----------------------------------------------------------------------

Item 6 is hereby amended to add the following:

The disclosure set forth above in Item 4 is hereby incorporated by reference in its entirety.


Item 7. Material to be Filed as Exhibits
-----------------------------------------

Exhibit A - Joint Filing Undertaking
Exhibit B - Form of Lock-up Agreement
Exhibit C - Waiver to Securityholders' Agreement


                                  * * * * * *

CUSIP NO. 12497T101             SCHEDULE 13D                    Page 16 of 16

                                 SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  November 18, 2008

RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By: Richard C. Blum & Associates, Inc.
                                          its general partner


By: /s/ Gregory D. Hitchan              By: /s/ Gregory D. Hitchan
    -------------------------------       -----------------------------------
    Gregory D. Hitchan,                   Gregory D. Hitchan,
    Partner, Chief Operating Officer,     Partner, Chief Operating Officer,
    General Counsel and Secretary         General Counsel and Secretary

BLUM STRATEGIC GP, L.L.C.             BLUM STRATEGIC GP II, L.L.C.


By: /s/ Gregory D. Hitchan            By: /s/ Gregory D. Hitchan
    -------------------------------       -------------------------------
    Gregory D. Hitchan                    Gregory D. Hitchan
    Member and General Counsel            Managing Member and General Counsel

BLUM STRATEGIC GP III, L.L.C.            BLUM STRATEGIC GP III, L.P.
                                    By:  Blum Strategic GP III, L.L.C.
                                         its general partner


By: /s/ Gregory D. Hitchan            By: /s/ Gregory D. Hitchan
    -------------------------------       -------------------------------
    Gregory D. Hitchan                    Gregory D. Hitchan
    Member and General Counsel            Managing Member and General Counsel

BLUM STRATEGIC GP IV, L.L.C.            BLUM STRATEGIC GP IV, L.P.
                                   By:  Blum Strategic GP IV, L.L.C.
                                        its general partner


By: /s/ Gregory D. Hitchan            By: /s/ Gregory D. Hitchan
    -------------------------------       -------------------------------
    Gregory D. Hitchan                    Gregory D. Hitchan
    Member and General Counsel            Managing Member and General Counsel

SADDLEPOINT PARTNERS GP, L.L.C.
By:  Blum Capital Partners, L.P.
     its Managing Member
By:  Richard C. Blum & Associates, Inc.
     its General Partner


By: /s/ Gregory D. Hitchan
   -------------------------------
    Gregory D. Hitchan
    Partner, Chief Operating Officer,
    General Counsel and Secretary

                                  * * * * * *

CUSIP NO. 12497T101             SCHEDULE 13D                    Page 1 of 1

                                   Exhibit A
                           JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated:  November 18, 2008

RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By: Richard C. Blum & Associates, Inc.
                                          its general partner


By: /s/ Gregory D. Hitchan              By: /s/ Gregory D. Hitchan
    -------------------------------       -----------------------------------
    Gregory D. Hitchan,                   Gregory D. Hitchan,
    Partner, Chief Operating Officer,     Partner, Chief Operating Officer,
    General Counsel and Secretary         General Counsel and Secretary

BLUM STRATEGIC GP, L.L.C.             BLUM STRATEGIC GP II, L.L.C.


By: /s/ Gregory D. Hitchan            By: /s/ Gregory D. Hitchan
    -------------------------------       -------------------------------
    Gregory D. Hitchan                    Gregory D. Hitchan
    Member and General Counsel            Managing Member and General Counsel

BLUM STRATEGIC GP III, L.L.C.            BLUM STRATEGIC GP III, L.P.
                                    By:  Blum Strategic GP III, L.L.C.
                                         its general partner


By: /s/ Gregory D. Hitchan            By: /s/ Gregory D. Hitchan
    -------------------------------       -------------------------------
    Gregory D. Hitchan                    Gregory D. Hitchan
    Member and General Counsel            Managing Member and General Counsel

BLUM STRATEGIC GP IV, L.L.C.            BLUM STRATEGIC GP IV, L.P.
                                   By:  Blum Strategic GP IV, L.L.C.
                                        its general partner


By: /s/ Gregory D. Hitchan            By: /s/ Gregory D. Hitchan
    -------------------------------       -------------------------------
    Gregory D. Hitchan                    Gregory D. Hitchan
    Member and General Counsel            Managing Member and General Counsel

SADDLEPOINT PARTNERS GP, L.L.C.
By:  Blum Capital Partners, L.P.
     its Managing Member
By:  Richard C. Blum & Associates, Inc.
     its General Partner


By: /s/ Gregory D. Hitchan
   -------------------------------
    Gregory D. Hitchan
    Partner, Chief Operating Officer,
    General Counsel and Secretary

                                  * * * * * *


                                  EXHIBIT B

                          FORM OF LOCK-UP AGREEMENT

[NAME]
[ADDRESS]
[ADDRESS]

Dear Sirs:

As an inducement to the Underwriters to execute the Underwriting Agreement (the "Underwriting Agreement"), pursuant to which an offering will be made that is intended to result in an orderly market for the Class A Common Stock (the "Securities") of CB Richard Ellis Group, Inc., and any successor (by merger or otherwise) thereto (the "Company"), each of the undersigned hereby agrees that during the period specified in the following paragraph (the "Lock-Up Period"), each of the undersigned will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any Securities or securities convertible into or exchangeable or exercisable for any Securities, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Securities, whether any such aforementioned transaction is to be settled by delivery of the Securities or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities
(USA) LLC ("Credit Suisse"); provided, however, that the foregoing restriction shall not limit any of the undersigned from (i) selling, disposing, distributing or transferring Securities in connection with meeting withdrawal requests of its investors or in connection with a liquidation of any of the undersigned or (ii) reporting a reduction in beneficial ownership of Securities in connection with any transactions referenced in the immediately preceding clause (i) with the Securities and Exchange Commission as required by law. In addition, each of the undersigned agrees that, without the prior written consent of Credit Suisse, it will not, during the Lock-Up Period, make any demand for or exercise any right with respect to, the registration of any Securities or any security convertible into or exercisable or exchangeable for the Securities.

The initial Lock-Up Period will commence on the date of this Agreement and continue and include the date 90 days after the public offering date set forth on the final prospectus used to sell the Securities (the "Public Offering Date") pursuant to the Underwriting Agreement.

Any Securities received upon exercise of options granted to any of the undersigned will also be subject to this Agreement. The restrictions contained in this Agreement will not apply to (i) any Common Stock or any security convertible into or exercisable or exchangeable for Securities acquired by the undersigned in the open market after the date hereof;
(ii) transfers of Securities or any security convertible into or exercisable or exchangeable for Securities as a bona fide gift or gifts; (iii) transfers or distributions of Securities or any security convertible into or exercisable or exchange for Securities to affiliates (as defined in Rule 405 under the Securities Act of 1933, as amended) of the undersigned;
(iv) transfers or dispositions by will or under the laws of descent;
(v) transfers or dispositions of Securities to a spouse, former spouse, child or other dependent pursuant to a domestic relations order or settlement agreement; or (vi) transfers by the undersigned or his/her distributee or transferee of Securities or securities convertible into or exercisable or exchangeable for Securities to a family member of the undersigned or his/her distributee or transferee or trust created for the benefit of the undersigned or his/her distributee or transferee or family member of the undersigned or his/her distributee or transferee; provided that in the case of any transfer, distribution or resale pursuant to clauses (ii), (iii) or (vi), (a) such transferee, distributee or purchaser agrees to be bound in writing by the terms of this Agreement prior to such transfer, distribution or resale and
(b) the undersigned notifies Credit Suisse at least three business days prior to the proposed transfer or disposition.

In furtherance of the foregoing, the Company and its transfer agent and registrar are hereby authorized to decline to make any transfer of shares of Securities if such transfer would constitute a violation or breach of this Agreement.

This Agreement shall be binding on the undersigned and the successors, heirs, personal representatives and assigns of the undersigned. This Agreement shall lapse and become null and void if the Public Offering Date shall not have occurred on or before November 30, 2008. This agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

Very truly yours,

By:

__________________________
By:
Title:


                                  * * * * * *


                                EXHIBIT C

                  WAIVER TO SECURITYHOLDERS' AGREEMENT

The parties identified on the signature page hereto have executed this waiver, dated as of November 6, 2008 (this "Waiver"), to that certain Securityholders' Agreement, by and among (i) CB Richard Ellis Services, Inc., a Delaware corporation ("CBRE"), and CB Richard Ellis Group, Inc., a Delaware corporation formerly known as CBRE Holding, Inc. (the "Company"), (ii) Blum Strategic Partners, L.P., a Delaware limited partnership formerly known as RCBA Strategic Partners, L.P., Blum Strategic Partners II, L.P., a Delaware limited partnership, and Blum Strategic Partners II GmbH & Co. KG, a German limited partnership, (iii) Frederic V. Malek, (iv) Raymond E. Wirta and (v)
W. Brett White, dated as of July 20, 2001, as amended by that Amendment and Waiver dated as of April 14, 2004, the Second Amendment and Waiver dated as of November 24, 2004 and that certain Third Amendment and Waiver dated as of August 1, 2005 (together, the "Securityholders' Agreement"). Capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in the Securityholders' Agreement.

                                 RECITALS:

     A. The Securityholders' Agreement provides for, among other things, the registration of shares of Common Stock held by the undersigned, upon the terms and subject to the conditions set forth therein;

     B. The Company intends to offer shares of its Class A common stock, par value $0.01 per share (the "Common Stock"), pursuant to registered public offering (the "Offering");

     C. The Company intends to file a Registration Statement on Form S-3 (the "Shelf Registration Statement") with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, in connection with the Offering; and

     D. Each of the undersigned agrees to waive certain provisions in the Securityholders' Agreement in connection with the Shelf Registration Statement as set forth herein.

     NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, the parties hereto agree as follows:

     Section 1. Waiver. Each of the undersigned hereby acknowledges and agrees that it irrevocably and unconditionally waives any and all rights to notification pursuant to Section 3.2 under the Securityholders' Agreement in connection with the filing of the Shelf Registration Statement and, subject to the Offering being completed no later than November 30, 2008, irrevocably and unconditionally waives any and all rights to include the undersigned's Registrable Securities in any such Shelf Registration Statement for a period commencing on the date hereof and ending on the date that the Company files its annual report on Form 10-K for its fiscal year ending December 31, 2008 with the Securities and Exchange Commission.

     Section 2.  Miscellaneous Provisions.

      (a) The parties hereto will sign such further documents, cause such meetings to be held, resolutions passed, exercise their votes and do and perform and cause to be done such further acts and things as may be reasonably necessary in order to give full effect to this Waiver.

      (b) Notwithstanding anything in this Waiver to the contrary, except as expressly set forth herein, the Securityholders' Agreement shall remain in full force and effect without amendment or modification thereof.

      (c) This Waiver does not create any rights, claims or benefits inuring to any Person that is not a party hereto nor create or establish any third party beneficiary hereto.

      (d) This Waiver will be governed by, and construed in accordance with, the laws of the State of Delaware, applicable to contracts executed and to be performed entirely within that state.

      (e) This Waiver, together with the Securityholders' Agreement, sets forth the entire understanding of the parties hereto with respect to the subject matter hereof.

      (f) The section headings contained in this Waiver are for reference purposes only and will not affect the meaning or interpretation of this Waiver.

      (g) If any provision of this Waiver is declared by any court of competent jurisdiction to be illegal, void or unenforceable, all other provisions of this Waiver will not be affected and will remain in full force and effect.

      (h) This Waiver may be executed in any number of counterparts, each of which will be deemed to be an original and all of which together will be deemed to be one and the same instrument. This Waiver shall become effective as of the date set forth above on the date on which the Company has received counterparts of this Waiver from each of the undersigned.

                                  * * * * * *

IN WITNESS WHEREOF, each of the undersigned has executed this Waiver or caused this Waiver to be executed on its behalf as of the date first written above.


                               BLUM STRATEGIC PARTNERS, L.P.

                               By:  Blum Strategic GP, L.L.C., its general
                                    Partner

                                    By: /s/ Gregory D. Hitchan
                                       -------------------------------
                               Name:   Gregory D. Hitchan
                               Title:  Managing Member


                               BLUM STRATEGIC PARTNERS II, L.P.

                               By: Blum Strategic GP II, L.L.C., its general partner

                                    By: /s/ Gregory D. Hitchan
                                       -------------------------------
                               Name:   Gregory D. Hitchan
                               Title:  Managing Member

                               BLUM STRATEGIC PARTNERS II GMBH
                               & CO. KG

                               By:  Blum Strategic GP II, L.L.C., its
                                    managing limited partner

                                    By: /s/ Gregory D. Hitchan
                                       -------------------------------
                               Name:   Gregory D. Hitchan
                               Title:  Managing Member



                          * * * * * *



                                    By: /s/ Raymond E. Wirta
                                       -------------------------------
                                        Raymond E. Wirta




                                    By: /s/ w. Brett White
                                       -------------------------------
                                        W. Brett White




                         * * * * * *



ACKNOWLEDGED AND AGREED as of the date first written above:


                               CB RICHARD ELLIS GROUP, INC.

                               By:      /s/ Lawrence H. Midler
                                       -------------------------------
                               Name:   Lawrence H. Midler
                               Title:  Executive Vice President,
                                       General Counsel & Secretary


                               CB RICHARD ELLIS SERVICES, INC.

                               By:      /s/ Lawrence H. Midler
                                       -------------------------------
                               Name:   Lawrence H. Midler
                               Title:  Executive Vice President,
                                       General Counsel & Secretary



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